Exhibit 99.3

February 18, 2014

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

The Office of the Superintendent Securities Consumer, Corporate and Insurance Services Division Office of the Attorney General (Prince Edward Island)

We refer to the short form prospectus of Algonquin Power & Utilities Corp. dated February 18, 2014 relating to the sale and issue of subscription receipts, common shares and preferred shares.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report, prepared in accordance with the standards of the auditing standards generally accepted in the United States of America, dated July 18, 2012 to the shareholder of the company on the following financial statements:

•	EnergyNorth Natural Gas, Inc. balance sheets as at March 31, 2012 and March 31, 2011;

•	EnergyNorth Natural Gas, Inc. statements of operations, shareholder’s equity and comprehensive income, and cash flows for the years ended March 31, 2012 and March 31, 2011;

•	EnergyNorth Natural Gas, Inc. related notes, which comprise a summary of significant accounting policies and other explanatory information;

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PricewaterhouseCoopers LLP

300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us